





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINTOUR & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 FULTON STREET
(No. and Street)

WESTBURY	NEW YORK	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Wintour (516) 535 - 0020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOLLAR LOGSDON, CPA
(Name – *if individual, state last, first, middle name*)

3208 JAMESTON DR.	FLOWER MOUND	TX	95028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

Assets

Cash and Cash Equivalents	496,363
Prepaid Expenses	929
Total Assets	$ 497,292

Liabilities and Stockholder's Equity

Current Liabilities

Accounts Payable	$ 3,480
Total Liabilities	$ 3,480

Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,000
Additional Paid-In Capital	(370,154)
Retained Earnings	382,494
Net Income	425,472
Total Shareholder's Equity	$ 493,812
Total Liabilities and Shareholder's Equity	$ 497,292

The accompanying notes are an integral part of these financial statements.